Exhibit (a)(5)(E)

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
x
:
DART SEASONAL PRODUCTS	:	Index No.
RETIREMENT PLAN, Individually and on	:
Behalf of All Others Similarly Situated,	:
:
Plaintiff,	:	SUMMONS
:
vs.	:
:
FX ALLIANCE, INC., KATHLEEN CASEY,	:
CAROLYN CHRISTIE, JAMES L. FOX,	:
GERALD D. PUTNAM, JR., JOHN	:
ROSENBERG, PETER TOMOZAWA,	:
ROBERT TRUDEAU, PHILIP Z.	:
WEISBERG, and THOMSON REUTERS	:
CORPORATION,	:
:
Defendants.	:
:
x

To the above named Defendants:

FX Alliance, Inc.
909 Third Avenue, 10th Floor
New York, NY 10022

Kathleen L. Casey
4652 36th Street S
Arlington, VA 22206

Carolyn Christie
185 Ashford Road
Bearsted, Maidstone ME14 4NE
U.K.

James L. Fox
225 Shawmut Avenue, Apt. 4
Boston, MA 02118

Gerald D. Putnam, Jr.
326 Essex Road
Kenilworth, IL 60043

John C. Rosenberg
180 Greenoaks Drive
Atherton, CA 94027

Peter Tomozawa
3147 Diamond Head Road
Honolulu, HI 96815

Robert Trudeau
70 Clapboard Hill Road
Westport, CT 06880

Philip Z. Weisberg
200 East 69th Street, Apt. 20A
New York, NY 10021

Thomson Reuters Corporation
3 Times Square
New York, NY 10036

You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's attorney within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

The basis for venue is Plaintiff's Defendants’ Place of Business which is 909 Third Avenue, 10th Floor New York, NY 10022.

DATED: July 19, 2012	ROBBINS GELLER RUDMAN & DOWD LLP SAMUEL H. RUDMAN MARK S. REICH ANDREA Y. LEE
/s/ MARK S. REICH
MARK S. REICH

58 South Service Road, Suite 200 Melville, NY 11747 Telephone: 631/367-7100 631/367-1173 (fax)

Attorneys for Plaintiff

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
x
:
DART SEASONAL PRODUCTS	:	Index No. __________________
RETIREMENT PLAN, Individually and on	:
Behalf of All Others Similarly Situated,	:
:
Plaintiff,	:	COMPLAINT
:
vs.	:
:
FX ALLIANCE, INC., KATHLEEN CASEY,	:
CAROLYN CHRISTIE, JAMES L. FOX,	:
GERALD D. PUTNAM, JR., JOHN	:
ROSENBERG, PETER TOMOZAWA,	:
ROBERT TRUDEAU, PHILIP Z.	:
WEISBERG, and THOMSON REUTERS	:
CORPORATION,	:
:
Defendants.	:
:
x

Plaintiff, by and through its counsel, alleges upon information and belief, except for those allegations that pertain to Plaintiff, which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1.           Plaintiff brings this shareholder class action individually and on behalf of all other public shareholders of FX Alliance, Inc. (“FXall” or the “Company”), arising out of the decision by FXall’s Board of Directors (the “Board” or the “Individual Defendants”) to support a tender offer pursuant to which Thomson Reuters Corporation (“Thomson Reuters”) offered to acquire each share of FXall common stock for $22.00 per share in an all-cash transaction having an aggregate equity value of approximately $616 million (the “Proposed Transaction”).

2.           In connection with the Proposed Transaction and in breach of its fiduciary duties, however, the Board failed to pursue a process designed to secure maximum value for the Company’s shares. Specifically, the Board locked up a sale of the Company to Thomson Reuters by agreeing to various deal protection provisions in the July 8, 2012 Agreement and Plan of Merger (the “Merger Agreement”) and entering into agreements, along with certain of the Company’s largest stockholders, to personally support the Proposed Transaction to the detriment of any competing transaction and to tender their personally-held shares of FXall common stock (the “Tender and Support Agreements”). As detailed below, these provisions favor Thomson Reuters and could preclude the emergence of a competing offer to acquire the Company. Consequently, FXall’s public shareholders may not receive maximum value for their shares as an alternate acquirer may not have the opportunity to engage in open negotiations with the Board in the interest of acquiring the Company at a higher price.

3.           Accordingly, this action seeks equitable relief compelling the Board to properly exercise its fiduciary duties to the Company’s shareholders and to enjoin the close of the Proposed Transaction to prevent irreparable harm to them.
PARTIES

4.           Plaintiff Dart Seasonal Products Retirement Plan (“Plaintiff”) is, and at all relevant times was, the owner of FXall common stock.

5.           Defendant FXall is a Delaware corporation whose principal executive offices are located in New York, New York. It provides electronic foreign exchange (FX) trading solutions to institutional clients worldwide. Its proprietary technology platform delivers FX price discovery, trade execution, and automation of pre-trade and post-trade transaction workflow with access to a pool of liquidity from banks and other liquidity providers. Its common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “FX”.

6.           Defendant Kathleen Casey (“Casey”) has served as a Director of FXall since March 13, 2012.

7.           Defendant Carolyn Christie (“ Christie”) has served as a Director of FXall since March 13, 2012.

8.           Defendant James L. Fox (“Fox”) has served as a Director of FXall since March 13, 2012.

9.           Defendant Gerald D. Putnam, Jr. (“Putnam”) has served as an independent Director of FXall since July 2008.

10.         Defendant John D. Rosenberg (“Rosenberg”) has served as a Director of FXall since October 2009.

11.         Defendant Peter Tomozawa (“Tomozawa”) has served as a Director of FXall since March 13, 2012.

12.         Defendant Robert W. Trudeau (“Trudeau”) has served as a Director of FXall since August 2006.

13.         Defendant Philip Z. Weisberg (“Weisberg”) has been the Company's Chief Executive Officer since its inception in 2000. Before joining FXall, Mr. Weisberg was a Managing Director at LabMorgan, JPMorgan Chase & Co.’s e-finance incubator, where he worked on the development of various client targeted portal efforts.

14.         Defendant Thomson Reuters provides intelligent information for businesses and professionals worldwide. It allows market participants to connect, access content, and trade in a secure environment through Thomson Reuters Eikon desktop, Thomson Reuters Elektron network, content integration and management technology, content feeds and databases, and transactions infrastructure solutions that support buy- and sell-side customers to trade in foreign exchange, fixed income and derivatives, equities, exchange-traded instruments, and commodities and energy markets.

15.         Defendants Casey, Christie, Fox, Putnam, Rosenberg, Tomozawa, Trudeau and Weisberg are collectively referred to as the “Individual Defendants”.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

16.         By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with Plaintiff and the Company’s other public shareholders, and owe them the highest obligations of loyalty, good faith, and due care.

17.         Specifically, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in a change in corporate control, they have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage or inhibit alternative offers to acquire control of the corporation or its assets;

(c)           contractually prohibits them from complying with their fiduciary duties; and/or

(d)           will provide the directors, executives, or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

18.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of FXall, are obligated to:

(a)           determine whether a proposed sale of the Company is in the shareholders’ best interests;

(b)           maximize shareholder value by considering all bona fide offers or strategic alternatives, including the Proposed Transaction; and

(c)           refrain from implementing unreasonable measures designed to protect a transaction to the exclusion of a more beneficial deal, and from participating in any transaction in which their loyalties are divided.

19.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, have violated and are continuing to violate the fiduciary duties they owe to Plaintiff and the Company’s other public shareholders, including the duties of loyalty, good faith, due care, and candor.

SUBSTANTIVE ALLEGATIONS

20.           On July 9, 2012, FXall and Thomson Reuters issued a press release announcing that they had entered into the Merger Agreement in connection with the Proposed Transaction, pursuant to which Thomson Reuters would launch a tender offer (the “Offer”) to acquire the outstanding common stock of FXall for $22.00 in cash per share. Specifically, the Merger Agreement was entered into by and among FXall, Thomcorp Holdings, Inc., a Delaware corporation (“Parent”), CB Transaction Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Thomson Reuters (collectively referred to as “Thomson Reuters”).

21.           The press release notes that Technology Crossover Ventures, FXall’s largest shareholder, Defendant Weisberg, the Company’s chairman and chief executive officer, and John Cooley, chief financial officer, have each agreed to tender their shares into the Offer. To confirm their support for the Proposed Transaction, these three shareholders entered into the Tender and Support Agreements with Parent and Merger Sub, pursuant to which they have agreed to tender their personally held shares which collectively amount to approximately 32.5% of FXall’s outstanding shares, in connection with the Offer. The Offer is set to expire on the twentieth business day from and after the date the Offer is commenced.

22.           FXall – which successfully completed its initial public offering (“IPO”) at a price of $12.00 per share only five months prior to the announcement of the Proposed Transaction – has been highly valued throughout its life as a publicly listed company. For example, despite being listed for such a brief time, the stock price soared and reached a pre-deal high of $18.72 per share, 56% higher than its original IPO price.

23.           Based on FXall’s recent financial performance and the benefit to Thomson Reuters of acquiring the Company, the Proposed Transaction does not appear to adequately value FXall. Rather, the Proposed Transaction appears to favor the interests of Thomson Reuters to the detriment of the Company’s public shareholders.

24.           For example, the press release highlights the synergistic value that Thomson Reuters would benefit from as a result of its acquisition of FXall.

25.           Specially, in the joint press release announcing the Proposed Transaction, Abel Clark, managing director of Thomson Reuters, stated that:

Thomson Reuters and FXall have established leading positions in complementary aspects of electronic FX trading . . . .This combination will enable us to provide our customers with integrated management of trades though [sic] the entire lifecycle, delivering the benefits of a more streamlined trading process and more efficient execution.

26.           FXall’s chairman and chief executive officer, Defendant Weisberg, added that:

FXall will now have a bigger stage from which to drive greater innovation and growth, with access to Thomson Reuters global reach, standing in the FX community and focus on client solutions . . . . The combined platform allows us to deliver greater value to our clients and employees, building upon the foundation that we have established over the past twelve years. In addition, we believe this is a compelling transaction for our shareholders.

27.           The circumstances surrounding the events that gave rise to the Proposed Transaction are questionable. Indeed, the value of FXall’s stock is immensely greater than the consideration offered by Thomson Reuters in connection with the Proposed Transaction. In fact, FXall common stock reached a value as high as $22.06 the day the announcement was made. The stock’s value is particularly apparent when considering the Company’s numerous recognitions in its field.

28.           For example, on May 10, 2012, FXall announced that it had been named “Best multibank and independent platform” in the Euromoney FX poll for the eleventh consecutive year with the largest e-trading market share overall. FXall also ranked first in speed of execution and variety of dealers for multibank platform.

29.           In connection with this announcement, Defendant Weisberg stated:

We are very privileged to have won the Euromoney FX award for best multibank independent platform for the eleventh year running. Our focus remains on helping our clients navigate through the changing environment for FX and providing innovative end-to-end workflow solutions that will help them achieve their trading objectives through execution. This award is a testament to the quality, integrity and independence of our platform since its inception in 2001.

30.           Similarly, on June 5, 2012, the Company announced that it had been named “Best Platform for Asset Managers” at the Profit & Loss Readers’ Choice Digital Markets Awards 2012.

31.           Commenting on FXall’s achievement, Defendant Weisberg stated:

These accolades acknowledge our commitment to meet the diverse requirements of institutional market participants by delivering the highest quality FX trading and workflow solutions that allow clients to trade efficiently in all market conditions. . . In particular, our collaborative dealing solutions that enable asset managers to facilitate their relationship with banks, have garnered extremely positive feedback for their design, ease of use and ability to meet the complex needs of users for block trading and portfolio allocations. We are honoured to be recognised as strategic execution partners for our clients and we will continue to invest for the future by building on our platform the flexibility and transparency required to support the regulatory requirements that will affect market participants.

32.           In addition to these awards, FXall has been consistently recognized as a leader in their field. Specifically, FXall received the following recognitions, among many others:

(a)           FXall was named “Best Online Foreign Exchange Trading System” in Global Finance Best Foreign Exchange Providers 2012;

(b)           FX Week Best Banks Awards named FXall “Best Professional Electronic Trading Venue" for the second consecutive year and “Best Multi-Bank FX Trading Portal” for six consecutive years since 2003;

(c)           Financial News Awards Europe 2011 named FXall “Best Foreign Exchange Trading Platform”;

(d)           Profit & Loss Digital Market Awards 2011 named FXall “Best Trading Platform for Asset Managers”; and

(e)           Global Finance Magazine Best Foreign Exchange Providers Awards named FXall “Best Independent Online FX Trading System” for the seventh consecutive year.

33.           In addition, during 2012, the Company also expanded its trading platforms. Specifically, on June 21, 2012, the Bank announced the newly available live client trading in FXall’s Production environment, which was part of the Company’s roll-out of its new trading program. According to the press release, the Company went live with the ability for clients to utilize bank algorithms and send resting order requests to selected banks for them to manage. As a result of this, FXall’s clients now have access to an even wider variety of execution methods, including leading bank algorithmic order types through a single FXall Trading interface and comprehensive workflow solutions.

34.           In connection with this announcement, Defendant Weisberg commented:

We are pleased to deliver even more tools for our clients to take advantage of as part of their complete trading and workflow processes. We have partnered with leading liquidity providers and our buy-side clients to support their comprehensive requirements for risk management. We are increasingly seeing more of our clients willing to take advantage of multiple execution methods and manage their FX risk more actively, so we want to offer them the flexibility to choose exactly what approach will work for specific market conditions.

35.           Robert Maher, Global Head of eFX sales from Credit Suisse added: “In response to client demand, it was a natural fit for us to make our Advanced Execution Services (AES) algorithms available through FXall. . . . We’re very excited to be able to provide the full functionality of our trading algorithms integrated into their existing workflow.”

                36.           Similarly, Eddie Wen, Global Head of FX Ecommerce, of J.P. Morgan noted: “Our AlgoX liquidity pool and suite of algorithmic orders can now be accessed via FXall. This means that J.P. Morgan’s clients can utilize the most advanced execution tools in the market, integrated with clients’ normal operational workflow.”

37.           On July 2, 2012, FXall announced that its clients were given the capability to execute FX options on the FXall Trading platform. The press release noted that “[c]lients can now submit FX option request-for-quotes (RFQs) to multiple banks and deal electronically on the same platform they use for trading in spot, forwards, swaps, non-deliverable forwards (NDFs), precious metals and money markets.”

38.           In connection with the expanded capabilities in the Company’s trading platform, Defendant Weisberg commented:

We continue to extend our product offering to meet the complete execution and workflow needs of our clients, and now the full suite includes FX options. We have worked closely with BofA Merrill Lynch and Credit Suisse to evolve the electronic FX options market and deliver a superior user experience. We anticipate that many of our existing clients will want to take full advantage of this new integrated capability that is delivered uniquely through this channel. As our clients’ conflict-free partner of choice, we continue to invest in our technology to provide innovative products and solutions to manage risk and fulfill trading objectives.

39.           Eric Jawitz, Director, Options Product Manager at FXall further noted that “FXall’s option solution is fully integrated into our client’s trading and settlement workflow, which makes our offering unique in the market. FXall is pleased to help bring the benefits of electronic trading to the market today, while also taking an evolutionary step forward in meeting the objectives of financial regulatory reform for transparency and best execution.”

40.           Chris Bae, global co-head of FX Trading at BofA Merrill Lynch commented:

Our commitment to clients has always been to deliver FX Options liquidity to the highest standard. For BofA Merrill Lynch, partnering with FXall ensures we continue to meet the e-FX Option needs of existing clients, as well as any new corporate clients who want to take advantage of our capabilities; a key priority for BofA Merrill Lynch as we look to serve this important client set. We are extremely excited about being at the vanguard of this e-FX options initiative and look forward to working closely with FXall in the future.

41.           In addition to the above, the Company had record trading volumes both in Relationship and Active Trading during June 2012 and the second quarter of 2012. Specifically, on July 6, 2012, FXall announced that the total average daily volume in June was a record $98.6 billion, a 10% increase from both the previous month and from June 2011. Average daily volume in June for Relationship Trading and Active Trading were both records at $75.7 billion and $22.9 billion, respectively.

42.           Further, total average daily volume for the second quarter of 2012 was a record of $92.4 billion, up 6% from the first quarter of 2012 and 8% from the second quarter of 2011. Average daily volume in Q2 2012 for Relationship Trading and Active Trading were also both records at $71.5 billion and $20.8 billion, respectively.

43.           The Wall Street Journal has also recognized that the Proposed Transaction is a unique opportunity for Thomson Reuters. Specifically, an online article noted that “Thomson Reuters . . . has traditionally focused on bank-to bank currency-trading systems while FXall’s systems served companies and investors. Those two areas have never been combined in this way before.”1

44.           While the article recognized that “melding the systems together, and potentially pooling all users—banks and clients—onto a common platform, will be tough[,]” it noted that a Thomson Reuters representative reassured that “Thomson Reuters will support FXall and its FX platforms. . . . The details of the combined organization will be reviewed as part of the integration planning activities and any announcements will be made after the close of the transaction.”

45.           In addition to its numerous recognitions and the expansion of its trading platform, FXall’s financial prospects are extremely promising.

46.           For example, on March 8, 2012, the Company announced its financial results for the fourth quarter and full year 2011. The press release stated, in pertinent part, as follows:

(a)           the Company reported the following for the fourth quarter of 2011, as compared to the fourth quarter of 2010: (1) total revenue increased 15.8% to $29.6 million from $25.5 million; (2) net income increased 51.2% to $7.8 million, compared with $5.1 million; and (3) on a non-GAAP basis, adjusted net income increased 54.4% to $8.6 million, or $0.30 per diluted share, from $5.6 million, or $0.19 per diluted share;

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1     http://online.wsj.com/article/SB10001424052702303567704577516542741053030.html?mo d=googlenews wsj (last visited on July 9, 2012).

(b)           for the full year 2011, as compared to the full year 2010, the Company reported the following: (1) total revenues increased 19.4% to $118.3 million from $99.1 million; (2) net income increased 23.2% to $26.1 million compared with $21.2 million; and (3) on a non-GAAP basis, adjusted net income increased 30.8% to $29.4 million, or $1.02 per diluted share, from $22.5 million, or $0.78 per diluted share.

47.           Reflecting on these results, Defendant Weisberg stated:

We are pleased with our results for 2011. While our trading volumes in the fourth quarter were impacted by weakness in the overall foreign exchange market, we still generated solid financial results demonstrating the diversity within our business model and scalability of our electronic trading platform . . . . Looking ahead, we expect to generate continued growth in our business driven by our strong franchise and greater expansion of our client footprint, combined with the secular shift to electronic trading.

48.           On May 3, 2012, the Company announced its financial results for the first quarter 2012. The press release stated, in pertinent part, as follows: (a) revenues increased 10% to $30.0 million from $27.4 million in the first quarter of 2011; (b) Adjusted Net Income decreased 12% to $5.2 million, or $0.18 per share, from $5.9 million or $0.20 per share for the same period last year; (c) Net Income decreased 10% to $4.6 million, compared with $5.1 million for the same period last year; (d) assuming the conversion of its Series A Preferred Shares to common shares on a pro forma basis as of the beginning of the period, net income per share was $0.16; and (e) reflecting the conversion of the Series A Preferred Shares at the completion of the Initial Public Offering, earnings per share was $0.13.

49.           Commenting on the financial results, Defendant Weisberg stated:

Our first quarter results reflect the continued strength of our platform and the investments we are making to maintain our leadership in the electronic institutional foreign exchange market . . . ..The increase in our volumes during the quarter amidst a volatile market environment highlights the depth of our relationships globally and the quality of our product. I would also like to recognize the entire team at FXall following the successful completion of our recent IPO.

                50.           Clearly, the Company’s operations and prospects were poised for growth. As such, the Proposed Transaction was timed to confer the benefits of these exceedingly positive financial and operational results and deprive FXall shareholders of those benefits.

51.           Moreover, the terms of the Merger Agreement favor Thomson Reuters and may dissuade or otherwise preclude the emergence of a superior transaction that could offer maximum value to FXall’s public shareholders. Indeed, notwithstanding the theoretically voluntary nature of shareholder participation in the Proposed Transaction, the deal protections built into the Merger Agreement are coercive and compel FXall’s public shareholders to support the Proposed Transaction even if they otherwise would not.

52.           For example, the Merger Agreement contains a “No Solicitation” provision, which precludes FXall from: (i) soliciting, initiating, or encouraging any alternative acquisition proposal; or (ii) engaging in, continuing or otherwise participating in any negotiations or discussion regarding any alternative acquisition proposal, or providing any information or data concerning the Company in order to induce an alternative acquisition proposal.

53.           In addition, if the Company receives an unsolicited alternative acquisition proposal, it must give Thomson Reuters a written notice of the identity of the Person(s) making such proposal and provide Thomson Reuters with copies of the acquisition proposal and any draft agreements relating to such proposal within 48 hours. Thus, the Merger Agreement unfairly assures that any “auction” will favor, Thomson Reuters as it will have inside information that will not be available to any other rival bidder.

54.           Further, Thomson Reuters was given unconditional matching rights against any potential rival bidder. Particularly, the Board may only change its recommendation of the Proposed Transaction to pursue an alternative acquisition proposal (“Company Board Recommendation Change”) under limited circumstances. For example, the Board can only make a Company Board Recommendation Change if it receives a “superior proposal” or there is an “Intervening Event.”2  Moreover, the Board can make a Company Board Recommendation Change provided that: (i) the Company provides a prior written notice to Thomson Reuters, at least twenty-four hours in advance, of its intention to effect a Company Board Recommendation Change, specifying the identity of the party making the superior proposal, and the material terms of the superior proposal (“Notice”); (ii) after providing Notice and before effecting a Company Board Recommendation Change, the Company must negotiate with Thomson Reuters in good faith for a period of five business days to make adjustments to the term s and conditions of the Merger Agreement that would perm it the Company not to effect a Company Board Recommendation Change; and (iii) the Board must consider any changes to the Merger Agreement offered by Thomson Reuters and determine that failure to effect a Company Board Recommendation Change would be inconsistent with its fiduciary duties to the Company’s public shareholders. In other words, the Merger Agreement allows Thomson Reuters a free right to top any superior proposal. Thus, no rival bidder is likely to emerge due to Thomson Reuters’ unconditional matching rights.

55.           Additionally, the Merger Agreement provides that a termination fee of $14.5 million must be paid to Thomson Reuters if the Company decides to pursue a superior proposal or if the Board otherwise effects a Company Board Recommendation Change. Such an amount is wholly disproportional and unreasonable.

56.           Moreover, in the Merger Agreement, the Board has granted Merger Sub an irrevocable option, exercisable after the acceptance of shares in the Offer, to purchase newly issued shares of the Company common stock at the Offer price of $22.00 so as to acquire enough stock – i.e., one share more than 90% of the Company’s outstanding stock – to effect a short-form merger under Delaware law (the “Top-Up Option”). Consequently, assuming that the Offer is successful and the conditions to its consummation are satisfied, Thomson Reuters can utilize the Top-Up Option to squeeze out those FXall shareholders who do not tender their shares in the Proposed Transaction, without the formality of further shareholder approval.

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2      “Intervening Event” is defined as “a material event, development or change in circumstances with respect to the Company occurring, arising or coming to the attention of the Company Board after the date this Agreement and prior to the Acceptance Time, and which was not known to the Company Board or the executive officers of the Company as of or prior to the date of this Agreement.”

57.           As it stands, the Proposed Transaction does not adequately value FXall’s shares. Instead, as a direct result of the Board’s abandonment of duty, the Proposed Transaction will benefit Thomson Reuters. Accordingly, in the absence of injunctive relief, shareholders will not be able to make an informed decision about whether to tender their shares in connection with the Proposed Transaction.

58.           In addition to the existence of an unfair process and the inadequate price being forced upon minority shareholders, the Company’s public disclosures concerning the Proposed Transaction – as contained in the FORM SC 13D filed by the Company on July 18, 2012 (the “Solicitation Statement”) – are materially incomplete and misleading. The Solicitation Statement contains materially deficient information concerning, for example, the background and negotiation of the Proposed Transaction and the bases of the financial analyses provided by the financial advisor. This information is critical for a reasonable shareholder evaluating the Proposed Transaction and determining whether or not to tender their shares. By causing the Company to file the materially misleading and incomplete Solicitation Statement, the Individual Defendants have breached their duty of candor to the Company’s minority shareholders.

CLASS ACTION ALLEGATIONS

59.           Plaintiff brings this action as a class action pursuant to New York Civil Practice law and Rules §901, et seq., individually and on behalf of all holders of FXall common stock who are being and will be harmed by the Individual Defendants’ actions, as described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

60.           This action is properly maintainable as a class action because, inter alia:

(a)           The Class is so numerous that joinder of all members is impracticable. FXall stock is publicly traded on the NYSE. Plaintiff believes that there are hundreds, if not thousands, of shareholders who are geographically dispersed throughout the U.S.;

(b)           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. These common questions include, inter alia: (i) whether the Individual Defendants have breached any of their fiduciary duties to Plaintiff and the other members of the Class, including the duties of good faith, loyalty and due care; (ii) whether the Individual Defendants have breached their fiduciary duty to maximize shareholder value by securing the highest and best price realistically achievable under the circumstances; (iii) whether the Individual Defendants have impeded or discouraged competing offers for the Company or its assets; and (iv) whether the Individual Defendants have irreparably harmed Plaintiff and the other members of the Class;

(c)           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the rest of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d)           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants. In addition, adjudications with respect to individual members of the Class would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or would substantially impair or impede their ability to protect their interests; and

(e)           Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties
Against the Individual Defendants

61.           Plaintiff incorporates each allegation set forth above as if fully set forth herein.

62.           The Individual Defendants are in a position of control and power over FXall’s public shareholders, and have access to internal financial information about FXall, its true value, and the benefits of ownership of the Company. The Individual Defendants are using their positions of power and control to benefit themselves, to the detriment of Plaintiff and the Class.

63.           The Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of FXall's public shareholders. The Individual Defendants have violated their fiduciary duties by directing the Company to enter into the Proposed Transaction without regard to the fairness of the transaction to FXall’s public shareholders, or the prospect that it does not maximize shareholder value.

64.           Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach the fiduciary duties they owe to Plaintiff and the Class and will not supply to FXall’s shareholders sufficient information to enable them to tender their shares on an informed basis in connection with the Proposed Transaction. Accordingly, Plaintiff and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Aiding and Abetting the Individual
Defendants’ Breaches of Fiduciary Duty,
Against Defendants FXall and Thomson Reuters

65.           Plaintiff incorporates each allegation set forth above as if fully set forth herein.

66.           Defendants FXall and Thomson Reuters are sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board.

67.           The Individual Defendants breached their fiduciary duties of good faith, loyalty, due care, and candor to FXall’s public shareholders as set forth herein. Such breaches could not and would not have occurred but for the conduct of FXall and Thomson Reuters, who aided and abetted such breaches by, among other things, entering into the definitive agreement and otherwise rendering substantial assistance to the Board in connection with the breaches described herein.

68.           As a result of such substantial assistance, Plaintiff and the other members of the Class have been and will be dam aged in that they have been and will be prevented from obtaining maximum value for their shares and will not be able to tender their shares on an informed basis with all material information concerning the Proposed Transaction.

69.           Unless the Proposed Transaction is enjoined by the Court, FXall and Thomson Reuters will continue to render substantial assistance to the Individual Defendants’ breaches of fiduciary duty, which will preclude shareholders from receiving maximum value for their shares or sufficient information to enable them to tender their shares on an informed basis in connection with the Proposed Transaction. Accordingly, Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands the following relief in its favor and in favor of the Class, and against Defendants, as follows:

A.           Ordering that this action be maintained as a class action and certifying Plaintiff as Class representative and its counsel as Class counsel;

B.           Preliminarily and permanently enjoining the Individual Defendants, and anyone acting in concert with them, from proceeding with the sale of the Company unless and until they have acted in accordance with their fiduciary duties to maximize shareholder value;

C.           Requiring the Individual Defendants to properly exercise their fiduciary duties to Plaintiff and the Class by, among other things: (i) ascertaining the true transactional value of the Company; (ii) considering whether the Proposed Transaction or an alternate transaction maximizes shareholder value; and (iii) ensuring that no impediments unreasonably preclude alternative transactions that may maximize shareholder value;

D.           Rescinding, to the extent already implemented, the Proposed Transaction and any agreement or transaction attendant thereto or awarding the Class rescissory damages;

E.           Awarding Plaintiff the costs of this action, including a reasonable allowance for attorneys’ and experts’ fees and costs; and

F.           Granting such other and further relief as this Court deems just and proper.

JURY TRIAL DEMAND
Plaintiff demands a trial by jury on all claims and issues so triable.

DATED: July 19, 2012	ROBBINS GELLER RUDMAN & DOWD LLP SAMUEL H. RUDMAN MARK S. REICH ANDREA Y. LEE
/s/ MARK S. REICH
MARK S. REICH

58 South Service Road, Suite 200 Melville, NY 11747 Telephone: 631/367-7100 631/367-1173 (fax)

Attorneys for Plaintiff